SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 4, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated December 4, 2015:

Exercises with stock options of Nokia Corporation

Nokia Corporation

Stock Exchange Release

December 4, 2015 at 9:00 (CET +1)

Exercises with stock options of Nokia Corporation

Espoo, Finland — Based on Nokia Corporation’s 2011 Stock Option Plan a total of 472 672 Nokia shares were subscribed for between November 3 and November 30, 2015. The subscription price was EUR 5.76 per share for 186 422 shares, EUR 3.50 per share for 110 000 shares, EUR 2.18 per share for 11 250 shares and EUR 1.92 per share for 165 000 shares. The total amount of the subscription price, EUR 1 800 115.72, will be recorded in the fund for invested non-restricted equity and, consequently, the share capital of the company does not increase.

The amount of Nokia shares after registration of the shares in the Trade Register is 3 992 863 716 shares. The new shares carry all the shareholder rights as of the registration date December 4, 2015. The shares will commence trading in Nasdaq Helsinki (NOKIA) together with other Nokia shares as of December 4, 2015 and are expected to commence trading on Euronext Paris (NOKIA) as of December 7, 2015. Euronext Paris will publish a notice announcing the admission to trading on Euronext Paris of the new shares.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. http://www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal